Filed pursuant to 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 8
DATED JULY 2, 2014
TO THE PROSPECTUS DATED APRIL 16, 2014
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 8 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated April 16, 2014, as previously supplemented by Supplement No. 2 dated April 24, 2014 (which superseded and replaced all prior supplements), Supplement No. 3 dated May 1, 2014, Supplement No. 4 dated May 2, 2014, Supplement No. 5 dated May 13, 2014, Supplement No. 6 dated May 19, 2014 and Supplement No. 7 dated May 30, 2014. Unless otherwise defined in this Supplement No. 8, capitalized terms used herein have the same meanings as set forth in the prospectus.

Extension of Our Initial Public Offering

On June 10, 2014, our board of directors approved an extension of the termination date of this public offering from October 18, 2014 to October 18, 2015, provided that the offering will be terminated if all 150.0 million shares of our common stock are sold before such date (subject to our right to reallocate shares offered pursuant to our distribution reinvestment plan for sale in our primary offering). Accordingly, all references to the termination of this offering are revised to state that this offering will terminate on October 18, 2015, unless further extended by our board of directors as permitted by the rules of the Securities and Exchange Commission, or SEC. Under the rules of the SEC, in some circumstances we may be allowed to continue our offering until as late as April 15, 2016. In many states, we will need to renew the registration statement or file a new registration statement to continue our offering for this extended period. We may terminate our offering at any time.

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Description of Real Estate Assets

Recent Acquisitions

This discussion updates the section of the prospectus captioned “Description of Real Estate Assets,” which begins on page S-24 of Supplement No. 2.

On June 27, 2014, we purchased the following property. For purposes of this table, dollar amounts are stated in millions, except for per square foot amounts:

Property Name	Date Acquired	Total Square Feet or Number of Units	Approx. Purchase Price Paid at Closing	Cap Rate (1)	Approx. Annualized Base Rent (2)	Average Annualized Base Rent per Square Foot (2)	Average Remaining Lease Term in Years	Economic Occupancy (3)	Physical Occupancy
Dogwood Festival Shopping Center Flowood, MS	6/27/14	187,610	$48.7	6.40%	$3.13	$17.51	5 years	95.4%	95.4%

(1)	We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income (“NOI”), existing at the date of acquisition, by the contract purchase price of the property paid at the date of acquisition (excluding amounts payable under earnout agreements as of the date of acquisition). NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.
(2)	Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases at the time of acquisition, including any tenant concessions, such as rent abatement or allowances, that may have been granted.
(3)	As used herein, economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased.

Dogwood Festival Shopping Center. On June 27, 2014, we, through IREIT Flowood Dogwood, L.L.C. (the “Dogwood Subsidiary”), a wholly owned subsidiary formed for this purpose, acquired a fee simple interest in a 187,610 square foot retail center known as Dogwood Festival Shopping Center, located in Flowood, Mississippi. We purchased this property from Dogwood Festival, L.L.C., an unaffiliated third party, for approximately $48.7 million, plus closing costs. We estimate that closing costs will equal $200,000. We expect to pay our Business Manager an acquisition fee of approximately $730,500. The seller had previously entered into a purchase agreement with our Business Manager which our Business Manager assigned to the Dogwood Subsidiary at closing. We funded 50% of the purchase price paid at the closing with proceeds from our offering. We funded the remainder of the purchase price paid at the closing with a loan secured by the property. The terms of the loan are discussed below under Financing Transactions.

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The items that we considered in determining to acquire Dogwood Festival Shopping Center included, but were not limited to, the following:

•	The property is located in an upscale residential area and is shadow anchored by a Belk upscale department store, which we did not acquire and will not own, but that we believe will generate traffic for our center.
•	The property is 97.8% leased and 95.4% occupied as of the date of this supplement.
•	We believe the property is well situated in Flowood, Mississippi. The property is located in a high traffic area ten miles northeast of Jackson, Mississippi. Within a three and five mile radius of the property the current population is approximately 18,000 and 67,000, respectively, and the average household income within the same radii is over $73,000 and $76,000, respectively.
•	Dogwood Festival Shopping Center is located at the intersection of Mississippi Highway 25 and the East Metro Connector, both major thoroughfares in the area.

As of June 27, 2014, Dogwood Festival Shopping Center was 95.4% occupied and 97.8% leased to 36 tenants. The weighted-average remaining lease term for the tenants occupying the property is approximately five years. There are three tenants occupying greater than 10% of the total gross leasable area of the property. TJ Maxx, a major clothes retailer, leases 25,000 square feet, or approximately 13.3% of the total gross leasable area of the property, and pays annual base rent of $225,000, or approximately 7.2% of total annual base rent of the property based on leases in place as of June 27, 2014. TJ Maxx’s lease expires on August 31, 2020, and there are four 5-year renewal options with escalating rents, which may be exercised at the option of TJ Maxx as set forth in the lease. HomeGoods, a home furnishing store, leases 23,116 square feet, or approximately 12.3% of the total gross leasable area of the property, and pays annual base rent of $242,718, or approximately 7.7% of total annual base rent of the property based on leases in place as of June 27, 2014. HomeGoods’ lease expires on August 31, 2023, and there are four 5-year renewal options with escalating rents, which may be exercised at the option of HomeGoods as set forth in the lease. Old Navy, a major clothes retailer, leases 20,151 square feet, or approximately 10.7% of the total gross leasable area of the property, and pays annual base rent of $248,260, or approximately 7.9% of total annual base rent of the property based on leases in place as of June 27, 2014. Old Navy’s lease expires on April 30, 2023, and there are no renewal options. The other tenants leasing at least 2,000 square feet are Encore, Gap, Hibbett Sporting Goods, Lerner New York, Men’s Warehouse, Ann Taylor Loft, Lane Bryant, American Eagle Outfitters, Victoria’s Secret, Chico’s, Aéropostale, Lynn’s Hallmark Shop, The Children’s Place, Justice, Belk Offices, Mattress Firm, AT&T Mobility, Bath and Body Works, Soma Intimates, Gymboree, Celebrity Trends and Motherhood Maternity.

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The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2014 through 2023 and the approximate rentable square feet represented by the applicable lease expirations at the property.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases(1)
2014	2	2,800	54,600	1.7%
2015	1	1,832	45,342	1.5%
2016	3	5,050	114,850	3.7%
2017	10	47,066	1,110,690	37.4%
2018	9	28,593	548,710	29.5%
2019	4	10,678	283,585	21.3%
2020	2	26,750	272,500	25.9%
2021	-	-	-	-
2022	-	-	-	-
2023	2	43,267	502,536	64.4%

(1) This percentage assumes that expiring leases are not renewed in each subsequent year.

The table below sets forth certain historical information with respect to the occupancy rate at the property, expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2013	95.1%	$16.89
2012	83.9%	$17.29
2011	83.9%	$16.43
2010	93.8%	$16.31
2009	79.4%	$17.73

We believe that the property is suitable for its purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements. There are three competitive shopping centers located within approximately three and five miles of the property.

Real estate taxes assessed for the fiscal year ended December 31, 2013, were approximately $263,480. The amount of real estate taxes assessed was equal to the property’s assessed value multiplied by a tax rate of 10.97%. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively.

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Financing Transactions

This discussion updates the section of the prospectus captioned “Description of Real Estate Assets,” which begins on page S-24 of Supplement No. 2.

Dogwood Festival Shopping Center. On June 27, 2014, the Dogwood Subsidiary entered into a loan with Wells Fargo Bank, N.A. for approximately $24.35 million.  The loan is secured by a first mortgage on the Dogwood Festival Shopping Center.

The loan bears interest at a floating rate that will not exceed the one month British Bankers Association LIBOR rate plus 1.75% per annum. The effective annual interest rate as of the date of this supplement is 1.91% per annum. As part of the financing transaction, the Dogwood Subsidiary entered into an interest rate swap contract to fix the floating LIBOR interest rate in order to manage the risk exposed to interest rate fluctuations. As a result, the effective annual interest rate of the loan is 3.60% per annum through maturity on July 1, 2019. The loan requires the Dogwood Subsidiary to make monthly payments of interest only until the maturity date, on which date the outstanding principal balance of the loan plus all accrued and unpaid interest will be due. Subject to satisfying certain conditions, as set forth in the loan documents, the Dogwood Subsidiary may prepay all or a portion of the loan, and if all of the loan is paid, obtain the release of the property and the related obligations under the loan documents. Provided no principal payments are made during the term of the loan approximately $24.35 million will be due and payable at the maturity date.

The loan documents contain customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, all as set forth in the loan documents, including limitations on the incurrence of unpermitted liens on the properties. The loan documents also contain various customary events of default, including the non-payment of principal or interest, any default in compliance with the covenants contained in the documents evidencing the loan and bankruptcy or other insolvency events. If an event of default occurs under the loan, the lender may declare the debt to be immediately due and payable, and in certain limited cases the loan balance may become immediately due and payable without any action by the lender. In the event of a default, the Dogwood Subsidiary will be required to pay a default interest rate equal to the lessor of 5% per annum above the current rate or the maximum interest rate permitted by applicable law.

The loan is non-recourse to us and the Dogwood Subsidiary, with certain exceptions for borrower bankruptcy. We have guaranteed the obligations or liabilities of the Dogwood Subsidiary to lender for any losses, costs or damages arising out of or in connection with any fraud or intentional material misrepresentation of the Dogwood Subsidiary, gross negligence or willful misconduct, material waste of the properties and the breach of any representation or warranty concerning environmental laws, among other things.

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MidTowne Shopping Center. On June 26, 2014, our wholly owned subsidiary and the owner of MidTowne Shopping Center, IREIT Little Rock MidTowne, L.L.C. (the “MidTowne Subsidiary”), entered into a loan with JPMorgan Chase Bank, N.A. for $20.73 million.  The loan is secured by a first mortgage on the MidTowne Shopping Center.

The loan bears interest at a variable rate that will not exceed the British Bankers Association LIBOR rate, calculated daily, plus the applicable margin of 1.95% per annum. The effective annual interest rate as of the date of this supplement is 2.11% per annum. As part of the financing transaction, the MidTowne Subsidiary entered into an interest rate forward swap contract to fix the floating LIBOR interest rate in order to manage the risk exposed to interest rate fluctuations. As a result, the effective annual interest rate in years two through five of the loan is 4.06% per annum. The loan matures on July 5, 2019. The loan requires the MidTowne Subsidiary to make monthly payments of interest only until the maturity date, on which date the outstanding principal balance of the loan plus all accrued and unpaid interest will be due. Subject to satisfying certain conditions, as set forth in the loan documents, the MidTowne Subsidiary may prepay all or a portion of the loan, subject to, in certain circumstances, an administrative fee and the payment of loss, cost and expenses, and obtain the release of the property and the related obligations under the loan documents. Provided no principal payments are made during the term of the loan approximately $20.73 million will be due and payable at the maturity date.

The loan documents contain customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, all as set forth in the loan documents, including limitations on the incurrence of unpermitted liens on the properties. The loan documents also contain various customary events of default, including the non-payment of principal or interest, any default in compliance with the covenants contained in the documents evidencing the loan and bankruptcy or other insolvency events. If an event of default occurs under the loan, the lender may declare the debt to be immediately due and payable, and in certain limited cases the loan balance may become immediately due and payable without any action by the lender. In the event of a default, the MidTowne Subsidiary will be required to pay a default interest rate equal to the lessor of 5% per annum above the current rate or the maximum interest rate permitted by applicable law.

The loan is non-recourse to us and the MidTowne Subsidiary, with certain exceptions for borrower bankruptcy. We have guaranteed the obligations or liabilities of the MidTowne Subsidiary to lender for any losses, costs or damages arising out of or in connection with any fraud or intentional material misrepresentation of the MidTowne Subsidiary, gross negligence or willful misconduct, material waste of the properties and the breach of any representation or warranty concerning environmental laws, among other things.

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Prior Performance of IREIC Affiliates

The following disclosure supersedes and replaces the corresponding disclosure in the section of Supplement No. 2 captioned “Prior Performance of IREIC Affiliates,” which begins on page S-10 and ends on page S-12.

During the ten year period ended March 31, 2014, IREIC and its affiliates sponsored three other REITs and 143 real estate exchange private placement programs, which altogether have raised more than $18.3 billion from over 344,000 investors in offerings for which Inland Securities has served as dealer manager. During that period, RPAI, Inland American and Inland Diversified raised approximately $16.2 billion from over 339,000 investors. These REITs have investment objectives similar to ours in that they seek to invest in real estate that produces both current income and long-term capital appreciation for stockholders. The monies raised by IREIC-sponsored REITs, as well as IRC and IRRETI, two additional REITs sponsored by IREIC prior to this ten year period, represent approximately 95% of the aggregate amount raised in offerings for which Inland Securities has served as dealer manager, approximately 99% of the aggregate number of investors, approximately 95% of properties purchased and approximately 93% of the aggregate cost of the properties purchased by the prior programs sponsored by IREIC and its affiliates.

We pay fees to, and reimburse expenses incurred by, Inland Securities and our Business Manager, Real Estate Manager, TIREG and their affiliates, as described in more detail in the section of this prospectus captioned “Prospectus Summary — Compensation Payable to Affiliates of IREIC.” The other five REITs previously sponsored by IREIC have similarly compensated IREIC and each of their respective business managers, Real Estate Manager and affiliates.

The following discussion and the Prior Performance Tables, included in the prospectus as Appendix A, provide information on the prior performance of the real estate programs sponsored by IREIC. Past performance is not necessarily indicative of future performance.

Summary Information

The following table provides aggregate summarized information concerning public prior programs sponsored by IREIC or its affiliates for the ten year period ending March 31, 2014, and is qualified in its entirety by reference to the introductory discussion above and the detailed information appearing in the Prior Performance Tables in Appendix A. The information set forth in this table, and in the narrative that follows, represents capital raised by these prior programs only through offerings for which Inland Securities has served as dealer manager and, where noted, through their respective distribution reinvestment plans.

All narrative information regarding the REITs previously sponsored by IREIC has been taken from, or derived from, the public filings by these entities. We are unable to verify or assess the reliability, accuracy or completeness of any of the information related to the other IREIC-sponsored REITs. Information regarding the other IREIC-sponsored REITs may contain inaccuracies or omissions, or may have been prepared using a methodology different from the methodology we used when compiling data regarding the prior performance of other programs sponsored by our sponsor. Specifically, RPAI and Inland American, although previously sponsored by IREIC, are no longer managed by affiliates of our Business Manager. Unlike Inland American, RPAI has terminated various service agreements with The Inland Group and its affiliates.

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WE ARE NOT, BY INCLUDING THIS TABLE, IMPLYING THAT WE WILL HAVE RESULTS COMPARABLE TO THOSE REFLECTED IN THE TABLE BECAUSE OUR YIELD ON INVESTMENTS, CASH AVAILABLE FOR DISTRIBUTION AND OTHER FACTORS MAY BE SUBSTANTIALLY DIFFERENT. ACQUIRING OUR SHARES WILL NOT GIVE YOU ANY INTEREST IN ANY PRIOR PROGRAM.

	Retail Properties of America, Inc. as of March 31, 2014 (1)	Inland American Real Estate Trust, Inc. as of March 31, 2014	Inland Diversified Real Estate Trust, Inc. as of March 31, 2014
Number of programs sponsored	1	1	1
Number of public primary offerings	2	2	1
Approx. aggregate amount raised from investors (2)	**	$9,353,892,000	$1,188,170,000
Approximate aggregate number of investors	**	183,000	27,620
Number of properties purchased	**	1,063	144
Approximate aggregate cost of properties	**	13,437,722,000	2,328,710,000
Percentage of properties (based on cost) that were:
Commercial—
Retail	**	32%	78%
Single-user net lease	**	1%	14%
Nursing homes	**	0%	0%
Offices	**	4%	4%
Industrial	**	1%	2%
Health clubs	**	0%	0%
Mini-storage	**	0%	0%
Multifamily residential	**	0%	2%
Student housing	**	9%	0%
Lodging	**	53%	0%
Total commercial	100%	100%	100%
Land	0%	0%	0%

Percentage of properties (based on cost) that were:
Newly constructed (within a year of acquisition)	**	13%	23%
Existing construction	**	87%	77%

Number of properties sold in whole or in part (includes held for sale)	**	791	84

Number of properties exchanged	**	0	0
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**	This information related to RPAI cannot be obtained from, or derived from, the public filings by RPAI.
(1)	With respect to RPAI, the table provides summary information from the entity’s inception in 2003. However, any information relating to RPAI’s offerings reflects only those public offerings in which Inland Securities served as dealer manager, plus the issuance of shares under RPAI’s distribution reinvestment program, which was terminated upon the listing of its Class A Common Stock on the NYSE. This table does not include any information regarding the offer and sale of 31,800,000 shares of RPAI’s Class A Common Stock completed in April 2012. See “– Publicly Registered REITs – Retail Properties of America, Inc.” for additional information regarding this offering.
(2)	Includes proceeds from the issuance of shares under each program’s distribution reinvestment plan.

During the three years ended March 31, 2014: (i) RPAI purchased 3 properties; (ii) Inland American purchased 64 properties; and (iii) Inland Diversified purchased 111 properties. Upon written request, you may obtain, without charge, a copy of the most recent Form 10-K annual report filed with the Securities and Exchange Commission by any of these REITs within the last twenty-four months. We will provide exhibits to each such Form 10-K upon payment of a reasonable fee for copying and mailing expenses.

Publicly Registered REITs

The following paragraph supersedes and replaces the first paragraph in the section of Supplement No. 2 captioned “Prior Performance of IREIC Affiliates - Publicly Registered REITs,” which begins on page S-12.

The information set forth below regarding RPAI, Inland American and Inland Diversified is derived from the reports filed by these entities with the Securities and Exchange Commission under the Exchange Act, including without limitation any Current Reports on Form 8-K and the Quarterly Report on Form 10-Q for the period ended March 31, 2014 filed by RPAI on May 6, 2014, referred to herein as the “RPAI 10-Q,” the Quarterly Report on Form 10-Q for the period ended March 31, 2014 filed by Inland American on May 13, 2014, referred to herein as the “American 10-Q” and the Quarterly Report on Form 10-Q for the period ended March 31, 2014 filed by Inland Diversified on May 15, 2014, referred to herein as the “Diversified 10-Q.”

The section of Supplement No. 2 captioned “Prior Performance of IREIC Affiliates - Publicly Registered REITs - Inland Real Estate Corporation, or IRC,” on pages S-13 through S-14 is deleted in its entirety.

The following two paragraphs supersede and replace the first and fifth paragraphs in the section of Supplement No. 2 captioned “Prior Performance of IREIC Affiliates - Publicly Registered REITs - Retail Properties of America, Inc., or RPAI,” on page S-15.

Retail Properties of America, Inc., or RPAI, is a self-administered REIT initially formed in March 2003. Prior to March 2012, RPAI was named Inland Western Retail Real Estate Trust, Inc. RPAI owns and operates shopping centers as well as office and industrial properties. As of March 31, 2014, RPAI owned 227 retail operating properties with approximately 31.2 million square feet of gross leasable area. In addition to its retail operating portfolio, as of March 31, 2014, RPAI held interests in eight office properties, one industrial property, six retail operating properties held by one unconsolidated joint venture and three retail properties under development. According to RPAI’s 10-Q, for the quarter ended March 31, 2014, RPAI sold a 64,300 square foot single-user retail operating property for consideration of approximately $9.3 million, resulting in net proceeds of approximately $9.2 million. See also “Appendix A – Table V” for additional information regarding RPAI’s sales.

On March 7, 2013, the Company established an at-the-market equity program under which it may sell shares of its Class A common stock, having an aggregate offering price of up to $200 million, from time to time. As of March 31, 2014, RPAI had issued an aggregate of approximately 5.5 million shares of its common stock, generating net proceeds of approximately $83.5 million, comprised of approximately $84.8 million in gross proceeds, offset by approximately $1.3 million in commissions and fees. RPAI disclosed in the RPAI 10-Q that it did not sell any shares under its at-the-market equity program during the quarter ended March 31, 2014.

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The following two paragraphs supersede and replace the first and third paragraphs, respectively, in the section of Supplement No. 2 captioned “Prior Performance of IREIC Affiliates - Publicly Registered REITs - Inland American Real Estate Trust, Inc., or Inland American,” which begins on page S-16.

Inland American Real Estate Trust, Inc., or Inland American, is a self-administered REIT formed in October 2004. Inland American focuses on acquiring and managing a diversified portfolio of commercial real estate, including primarily retail, lodging and student housing properties in the United States. As stated in Inland American’s 10-Q, as of March 31, 2014, Inland American’s portfolio was comprised of 272 properties representing 16.9 million square feet of retail space, 20,093 hotel rooms, 8,286 student housing beds and 8.1 million square feet of non-core space, which consists primarily of office and industrial properties. Inland American also classified ten properties as held for sale at March 31, 2014. Inland American sold 223 properties and surrendered one property to the lender (in satisfaction of non-recourse debt) during the quarter ended March 31, 2014 for a gross disposition price of approximately $1,112.3 million.

Investor Update. Inland American adopted a share repurchase program, which became effective August 31, 2005 and was suspended as of March 30, 2009. Inland American later adopted an Amended and Restated Share Repurchase Program, which was effective from April 11, 2011 through January 31, 2012. Inland American subsequently adopted a Second Amended and Restated Share Repurchase Program (the “Second Amended Program”), which became effective February 1, 2012 and was suspended as of February 28, 2014. As discussed below, in early May 2014, Inland American repurchased approximately $394 million of its shares of common stock at a price equal to $6.50 per share pursuant to a modified Dutch tender offer.

The following two paragraphs supersede and replace the first two paragraphs in the section of Supplement No. 2 captioned “Prior Performance of IREIC Affiliates - Publicly Registered REITs - Inland Diversified Real Estate Trust, Inc., or Inland Diversified,” on page S-19.

Inland Diversified Real Estate Trust, Inc., or Inland Diversified, is an externally managed REIT formed in June 2008. Inland Diversified is managed by an affiliate of our sponsor. Inland Diversified focuses on acquiring and developing a diversified portfolio of commercial real estate including retail, multifamily, industrial, and office properties, located in the United States. Inland Diversified also invests in joint ventures, development projects, real estate loans and real estate-related securities. As stated in the Diversified 10-Q, as of March 31, 2014, Inland Diversified owned 83 retail properties, three office properties and one industrial property collectively totaling 11.5 million square feet including 24 multifamily units and two multifamily properties totaling 420 units. Inland Diversified disposed of 55 investment properties during the quarter ended March 31, 2014.

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Capital Raise. Inland Diversified completed its initial public offering on August 23, 2012. Inland Diversified sold a total of approximately 110.5 million shares of its common stock through its “best efforts” offering. In addition, during the year ended December 31, 2013, Inland Diversified issued approximately 4.0 million shares through its distribution reinvestment plan and had repurchased approximately 0.95 million shares through its share repurchase program. As a result, Inland Diversified has realized total gross offering proceeds of approximately $38.3 million during the year ended December 31, 2013. On November 13, 2013, Inland Diversified’s board of directors voted to suspend its distribution reinvestment plan and share repurchase plan, effective immediately, and did not issue any shares through its distribution reinvestment plan during the quarter ended March 31, 2014.

The section of Supplement No. 2 captioned “Prior Performance of IREIC Affiliates - Publicly Registered REITs - Inland Retail Real Estate Trust, Inc.” on pages S-19 through S-20 is deleted in its entirety.

The following disclosure supersedes and replaces the corresponding disclosure in the section of Supplement No. 2 captioned “Prior Performance of IREIC Affiliates - Liquidity of Prior Programs,” which begins on page S-20 and ends on page S-23.

Liquidity of Prior Programs

While engaged in a public offering of its common stock, each of the five REITs previously sponsored by IREIC disclosed in its prospectus the time at which it anticipated its board would consider listing, liquidating or selling its assets individually. The following summary sets forth both the dates on which these REITs anticipated considering a liquidity event and the dates on which the liquidity events occurred, if ever.

•	Inland Real Estate Corporation. IRC stated that the company anticipated that, by 1999, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange. On July 1, 2000, IRC became a self-administered REIT by acquiring, through merger, Inland Real Estate Advisory Services, Inc., its advisor, and Inland Commercial Property Management, Inc., its property manager. As a result of the merger, IREIC, the sole stockholder of the advisor, and The Inland Property Management Group, Inc., the sole stockholder of the property manager, received an aggregate of approximately 6.2 million shares of IRC’s common stock valued at $11.00 per share, or approximately 10% of its common stock at the time of the transaction. The board evaluated market conditions each year thereafter. IRC listed its shares on the NYSE and began trading on June 9, 2004 at a price equal to $11.95 per share. On July 1, 2014, the closing price of the IRC common stock on the NYSE was $10.56 per share.
•	Inland Retail Real Estate Trust, Inc. IRRETI stated that the company anticipated that, by February 2004, its directors would determine whether to apply to have shares of its common stock listed for trading on a national stock exchange. On December 29, 2004, IRRETI became a self-administered REIT by acquiring, through merger, Inland Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southern Management Corp., Inland Mid-Atlantic Management Corp., and Inland Southeast Property Management Corp., its property managers. As a result of the merger, IRRETI issued to our sponsor, IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 19.7 million shares of IRRETI’s common stock, valued at $10.00 per share for purposes of the merger agreement, or approximately 7.9% of its common stock. The board of directors of IRRETI thereafter considered market conditions and chose not to list its common stock. IRRETI instead consummated a liquidity event by merging with Developers Diversified Realty Corporation, a NYSE-listed REIT, on February 27, 2007. IRRETI’s stockholders received, for each share of common stock held, $12.50 in cash and $1.50 in common shares of DDR, which equated to a 0.021569 common share of DDR.
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•	Retail Properties of America, Inc. RPAI stated that the company anticipated that, by September 2008, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange, or whether to commence subsequent offerings of its common stock. On November 15, 2007, RPAI became a self-administered REIT by acquiring, through merger, Inland Western Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southwest Management Corp., Inland Northwest Management Corp., and Inland Western Management Corp., its property managers. As a result of the merger, RPAI issued to IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 15 million shares of RPAI’s common stock, valued at $25.00 per share for purposes of the merger agreement. In December 2010, 9 million shares of common stock were transferred back to RPAI from shares of common stock issued to the owners of certain of the entities that were acquired in the merger. During the second quarter of 2012, RPAI terminated its investment advisor agreement with an affiliate of The Inland Group. As of November 6, 2012, RPAI terminated the following agreements with The Inland Group and its affiliates: loan servicing; mortgage financing services; communications services; institutional investor relationships services; insurance and risk management services; property tax services; computer services; and personnel services. On August 2, 2012, RPAI executed a lease for new office space. RPAI relocated its corporate headquarters during the fourth quarter of 2012. RPAI announced that it completed a public offering of 36,750,000 shares of Class A Common Stock at $8.00 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $3.20 per share of its common stock) on April 5, 2012. This public offering generated gross proceeds of approximately $292.6 million, or approximately $272.1 million net of the underwriting discount. Also on April 5, 2012, RPAI’s Class A Common Stock began trading on the NYSE under the symbol “RPAI.” On July 1, 2014, the closing price of the RPAI Class A Common Stock on the NYSE was $15.39 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $6.16 per share).
•	Inland American Real Estate Trust, Inc. In the prospectuses used in each of its “best efforts” offerings, Inland American disclosed to its investors that its board would determine when, and if, to apply to have its shares of common stock listed for trading on a national securities exchange, subject to satisfying existing listing requirements, and that its board did not anticipate evaluating a listing on a national securities exchange until at least 2010. On March 12, 2014, Inland American entered into a series of agreements and amendments to existing agreements with affiliates of The Inland Group pursuant to which Inland American has begun the process of becoming entirely self-managed (collectively, the “Self-Management Transactions”). Inland American disclosed that it will not pay an internalization fee or self-management fee to the Inland Group in connection with the Self-Management Transactions.
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Since Inland American’s inception in 2004, under the supervision of its board of directors, Inland American’s external business manager has been responsible for managing Inland American’s day-to-day operations and Inland American’s external property managers have been responsible for managing the day-to-day property management operations of Inland American’s industrial, office and retail properties. On March 12, 2014, Inland American agreed with its business manager to terminate its business management agreement, hired all of its business manager’s employees, and acquired the assets necessary to conduct the functions previously performed by its business manager. As a result, Inland American now directly employs its executive officers and the other former employees of the business manager and will no longer pay a fee or reimburse expenses to its business manager. As the first step in taking over management of all of its real estate assets (except its lodging properties, which are managed by third parties), Inland American hired certain employees from its property managers; assumed responsibility for performing significant property management activities for its industrial, office and retail properties, including property-level accounting, lease administration, leasing, marketing and construction functions; and amended its property management agreements to reduce its property management fees as a result of its assumption of such responsibilities. As the second step, on December 31, 2014, Inland American expects to take over the remaining property management functions performed by the property managers, terminate its property management agreements, hire the remaining property manager employees and acquire the assets necessary to conduct the remaining functions performed by the property managers. As a consequence, beginning January 1, 2015, Inland American expects to become fully self-managed. Inland American has disclosed that it expects that becoming self-managed will positively impact its net income and funds from operations. Inland American also disclosed that it cannot, however, estimate the impact due to uncertainties regarding the anticipated transition-related expenses, including the terms and conditions of employment arrangements with persons Inland American is hiring from its business manager and property managers, as well as other infrastructure and information technology costs associated with becoming self-managed.

On May 1, 2014, Inland American announced that it has accepted for purchase in its tender offer, 60,665,233.238 shares of its common stock at a purchase price (without brokerage commissions) of $6.50 per share for an aggregate cost of approximately $394.3 million, excluding fees and expenses relating to the offer and paid by Inland American.

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•	Inland Diversified Real Estate Trust, Inc. On February 9, 2014, Inland Diversified entered into an agreement and plan of merger (the “Merger Agreement”) with Kite Realty Group Trust, a publicly traded (NYSE: KRG) Maryland real estate investment trust (“Kite”), and KRG Magellan, LLC, a Maryland limited liability company and a direct wholly owned subsidiary of Kite (“Merger Sub”). The Merger Agreement provides for, upon the terms and conditions of the Merger Agreement, the merger of Inland Diversified with and into Merger Sub, with Merger Sub surviving the Merger as a direct wholly owned subsidiary of Kite (the “Merger”). As a result of the Merger, each share of Inland Diversified’s common stock will be converted into the right to receive 1.707 newly issued shares of Kite common stock. On July 1, 2014, the closing price per share of Kite’s common stock on the NYSE was $6.25.

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MANAGEMENT

The following discussion updates the discussion contained in the section of our prospectus captioned “Management – Inland Affiliated Companies,” which begins on page 85 of the prospectus.

Inland Affiliated Companies

Our sponsor, Inland Real Estate Investment Corporation, or IREIC, is an affiliate of The Inland Real Estate Group, Inc., or “TIREG,” which is wholly owned by The Inland Group, Inc. The first Inland entity was formed by a group of Chicago schoolteachers in 1967, and incorporated the following year. TIREG and its affiliates are still centered in the Chicago metropolitan area. Over the past forty years, TIREG’s affiliates have experienced significant growth and now make up a fully-integrated group of legally and financially separate companies that have been engaged in diverse facets of real estate providing property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance, investment products and other related services. IREIC, our Business Manager and TIREG are part of The Inland Real Estate Group of Companies, Inc.

The Inland Real Estate Group of Companies was the 2009 and 2014 winner, in the category including 1,000+ employees, of the annual Torch Award for Marketplace Ethics, awarded by the Better Business Bureau serving Chicago & Northern Illinois (the “BBB”). The award is given to companies that the BBB identifies as exemplifying ethical business practices. We note, however, that these rankings do not indicate, and should not be relied upon as to, how we may perform in the future.

As of March 31, 2014, Inland affiliates or related parties had raised more than $19.8 billion from investment product sales to over 478,000 investors, many of whom have invested in more than one product. Inland had completed 455 programs, comprised of eight public funds, 426 private partnerships, twenty 1031 exchange programs and one public REIT, as of March 31, 2014. No completed program has paid total distributions less than the total contributed capital to the program. For these purposes, Inland considers a program to be “completed” at the time that the program no longer owns any assets (four sole owners in 1031 exchange programs elected to self-manage their properties; and therefore, no information on current performance for those programs is available to Inland). Neither IRC nor RPAI is considered a “completed” program for these purposes, as each continues to own assets.

As of March 31, 2014, Inland affiliates or related parties cumulatively had 1,463 employees, owned properties in forty-nine states and managed assets with a book value exceeding $16.4 billion. As of March 31, 2014, Inland was responsible for managing approximately 65.1 million square feet of commercial properties located in forty-eight states, as well as 11,392 multifamily units. IREA, another affiliate of IREIC, has extensive experience in acquiring real estate for investment. Over the years, through IREA and other affiliates, Inland has acquired more than 3,347 properties.

As of March 31, 2014, IREIC or its subsidiaries were the general partner of limited partnerships and the general manager of limited liability companies which owned in excess of 1,035 acres of pre-development land in the Chicago area, as well as over 1.4 million square feet of real property.

Inland Institutional Capital Partners Corporation specializes in identifying institutional joint ventures and large scale investment opportunities for the real estate companies and REITs that are part of The Inland Real Estate Group of Companies, Inc. Since 2005, Inland Institutional Capital Partners has facilitated the completion of transactions with a value in excess of $10.5 billion. Inland Institutional Capital Partners is an SEC registered investment advisor and is adviser to the Inland Retail Property Fund, L.P.

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Inland Real Estate Brokerage & Auctions, Inc., since 2000, has completed more than $1.25 billion in commercial real estate sales and leases and has been involved in the sale of more than 8,500 multifamily units and the sale and lease of over 128.0 million square feet of commercial property. As of March 31, 2014, another Inland affiliate, Inland Mortgage Brokerage Corporation, had originated more than $21.1 billion in financing including loans to third parties and affiliated entities. Another affiliate, Inland Commercial Mortgage Corporation, had originated more than $2.05 billion in financing as of March 31, 2014. As of March 31, 2014, Inland Mortgage Servicing Corporation serviced a loan portfolio with a face value equal to approximately $3.6 billion.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 182 of the prospectus.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of June 27, 2014.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)
From our sponsor in connection with our formation:	20,000	200,000	–	200,000

Shares sold in the offering:	15,684,042.882	155,392,632	14,113,348	141,279,284

Shares sold pursuant to our distribution reinvestment plan:	200,951.702	1,909,041	–	1,909,041

Shares purchased pursuant to our share repurchase program:	–	–	–	–
Total:	15,904,994.584	157,501,673	14,113,348	143,388,325

(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.

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